Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended	Year Ended December 31
	June 30, 2011	2010	2009	2008	2007	2006
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$815	$1,247	$620	$904	$1,282	$1,018
Plus:
Fixed charges exclusive of capitalized interest	149	266	273	343	156	137
Amortization of capitalized interest	3	7	7	7	7	8
Adjustments for equity affiliates	7	6	11	18	21	16

Total	$974	$1,525	$911	$1,271	$1,466	$1,179

Fixed Charges:
Interest expense incl amortization of debt discount/premium and debt expense	$108	$189	$193	$254	$93	$83
Rentals – portion representative of interest	41	77	80	89	63	54

Fixed charges exclusive of capitalized interest	149	266	273	343	156	137
Capitalized interest	4	7	9	8	11	7

Total	$153	$273	$282	$351	$167	$144

Ratio of earnings to fixed charges	6.4	5.6	3.2	3.6	8.8	8.2